Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

March 20, 2017

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Jay Ingram, Legal Branch Chief

Mr. Kate McHale, Staff Attorney

Ms. Tracey Houser, Staff Accountant

Mr. Alfred Pavot, Staff Accountant

Re:                             FDO Holdings, Inc.
Registration Statement on Form S-1

Filed February 10, 2017

File No. 333-216000

Dear Mr. Ingram and Ms. McHale:

On behalf of FDO Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 8, 2017 relating to the above-referenced registration statement (the “Registration Statement”) of the Company which was previously filed with the Commission on Form S-1 on February 10, 2017.

The Company is concurrently filing via EDGAR an amended Registration Statement on Form S-1 (“Amendment No. 1”), marked against the Registration Statement in accordance with Rule 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

March 20, 2017

General

1.                                      Please fill in all blanks for information not omitted in reliance on 430(a) of the Securities Act, including the information omitted under Item 402 of Regulation S-K.  In addition, please provide outstanding exhibits to facilitate the staffs review.

Response to Comment 1:

The Company acknowledges the Staff’s comment and will provide in Amendment No. 1 and any subsequent amendments to the Registration Statement all information required by Form S-1 or Regulation S-K that may not be properly excluded under Rule 430A.  The Company acknowledges that the Staff may have additional comments when items that are currently blank are completed or when exhibits are filed and will endeavor to complete or file such items in as timely a manner as possible to facilitate the Staff’s review.

2.                                      Please consistently order numerical data presented in tabular and narrative format throughout your document.  Please refer to SAB Topic 11:E for guidance.

Response to Comment 2:

The Company has revised the disclosure as requested, including updating the tables in its financial statements set forth on the F-Pages of Amendment No. 1 so that data is presented in a consistent order.

Prospectus Summary, page 1

3.                                      Please revise the second paragraph to disclose the stock split and the terms of the conversion of the Class B shares.

Response to Comment 3:

The Company advises the Staff that the Company’s board of directors has not yet determined the ratio for, or approved, the stock split. The Company expects that its board of directors will approve the stock split prior to effectiveness of the Registration Statement. Upon approval of the stock split by the board of directors, the Company will revise its disclosure through a pre-effective amendment to the Registration Statement as soon as practicable. The Company has revised the disclosure as requested on pages 1, 8, 12, 137 and 142 of Amendment No. 1 to clarify the timing of the stock split and the terms of the conversion of the Class B shares.

4.                                      Please revise your disclosure of Adjusted EBITDA growth and Adjusted EBITDA to include a presentation of the most directly comparable US GAAP financial measures with equal or greater prominence throughout your Form S-1.  Please refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 for guidance.

U.S. Securities and Exchange Commission

March 20, 2017

Response to Comment 4:

The Company has revised the disclosure as requested on pages 2 and 88 of Amendment No. 1 to disclose US GAAP financial measures with equal or greater prominence to the non-GAAP financial measures in accordance with Item 10(e)(1)(i)(A) and the Compliance and Disclosure Interpretations issued on May 17, 2016.

Our Company, page 2

5.                                      Please update to reflect the growth statistics as of the latest fiscal year end, rather than September 2016.

Response to Comment 5:

The Company has revised the disclosure as requested on pages 2, 62 and 88 of Amendment No. 1.

Concurrent Transactions - Common Stock Changes, page 8

6.                                      Please revise your disclosures for the changes to your common stock to clarify when the changes will be made (i.e., prior to effectiveness of the Form S-1 or prior to the closing of the IPO and after the effectiveness of the Form S-1).  Please address this comment throughout the Form S-1.

Response to Comment 6:

The Company has revised the disclosure as requested on pages 1, 8, 12, 137, II-2 and II-3 of Amendment No. 1.

Summary Consolidated Financial and Other Data, page 13

7.                                      Please provide pro forma financial information that complies with the guidance in Article 11-02 of Regulation S-X.  In this regard, we note that (i) you refinanced your existing indebtedness that involved additional borrowings on September 30, 2016, entered into new debt agreements during fiscal year 2016 related to the reorganization and merger transactions, (ii) you repaid a portion of your outstanding debt from a portion of additional borrowings on September 30, 2016, (iii) you intend to make changes to your capital structure, and (iv) you intend to use the proceeds from the IPO transaction to repay a portion of your outstanding debt.  The pro forma financial information that you have provided goes beyond a simple paragraph discussion.  Your pro forma financial information should include footnotes that clearly explain and show how you arrive at each pro forma adjustment.

U.S. Securities and Exchange Commission

March 20, 2017

Response to Comment 7:

The Company has added the requested disclosure on pages 15 through 17 and pages 57 through 61 of Amendment No. 1.

8.                                      We note that you exclude pre-opening expenses as part of your calculation of Adjusted EBITDA.  Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business.  In this regard, we note pre-opening expenses for all periods presented, along with your discussion throughout the Form S-1 that your growth strategy is to expand the number of your stores from 71 to 400 within the next 15 years.  Please refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 8:

The Company believes that pre-opening expenses are not normal, recurring, cash operating expenses necessary to operate its business because opening each new store requires a unique composition of expenses that can differ materially depending on the location, type of market and other factors outside the Company’s control.  Additionally, pre-opening expenses for a particular store are generally incurred before the store has opened to its customers and begins to generate revenue. Pre-opening expenses are incurred only when preparing to open new stores, and there can be no assurance as to the timing or number of stores that will be opened in a given period.  Accordingly, it is possible that some periods will have no pre-opening expenses, and pre-opening expenses would no longer be incurred at all if only existing stores were operated going forward.  As noted on pages 17, 60 and 65 of Amendment No. 1, the Company believes it is useful to exclude pre-opening expenses from the calculation of Adjusted EBITDA because the amounts incurred in any particular period to implement the Company’s growth strategy will vary based on the number and timing of new store openings, which are subject to factors outside the Company’s control such as the availability of suitable locations and market conditions.

The Company believes that showing “steady state” Adjusted EBITDA without the variability of pre-opening expenses amounts incurred in connection with new store openings on a period-over-period business better enables management and investors to evaluate the Company’s core operating performance.  Presenting Adjusted EBITDA that excludes pre-opening expenses that only occur once in a store’s existence allows investors to better compare the Company’s Adjusted EBITDA margin to its peers.

U.S. Securities and Exchange Commission

March 20, 2017

The Company further advises the Staff that excluding pre-opening expenses as part of its calculation of Adjusted EBITDA is consistent with Adjusted EBITDA as calculated under the Company’s Credit Facilities to determine covenant compliance.

Risk Factors, page 20

Any disruption in our distribution capabilities . . . page 22

9.                                      Please quantify the cost incurred to move your west coast distribution center.

Response to Comment 9:

The Company has revised the disclosure as requested on page 23 of Amendment No. 1.

If we violate or are alleged to have violated environmental . . .  page 29

10.                               Please disclose the amount of significant expenses incurred to respond to allegations of violations of these laws.

Response to Comment 10:

The Company has revised the risk factor on page 29 of Amendment No. 1 to delete the specific reference to expenses incurred to respond to allegations of violations of environmental, health and safety laws and regulations as this risk factor is intended to address forward-looking risks with respect to such laws.  In addition, the Company has updated its disclosure in the previous risk factor on page 28 of Amendment No. 1 to provide additional detail with respect to the expenses incurred with respect to certain litigation surrounding the Company’s products.

Our success depends substantially upon the continued retention of certain key personnel, page 33

11.                               Please identify who in the company is considered “key personnel” and whether you have employment agreements with those individuals.

Response to Comment 11:

The Company has revised the heading of the risk factor and the disclosure on page 33 of Amendment No. 1 to clarify that the Company considers its executive officers to be the Company’s key personnel. Such disclosure identifies the key personnel by the title of the executive officer. The Company does not deem any of its employees who are not executive officers as key personnel.

U.S. Securities and Exchange Commission

March 20, 2017

Use of Proceeds, page 50

12.                               Please revise this section to disclose the amount of proceeds you intend to use to pay the amounts outstanding under the Term Loan Facility.

Response to Comment 12:

The Company has revised the disclosure as requested on pages 11 and 50 of Amendment No. 1.

13.                               In addition, we note the disclosure of your intent to increase the number of your retail locations by more than 500% in coming years; please disclose what amount of proceeds, if any, you intend to designate to support this expansion.  If you do not have current plans to use proceeds for this expansion, please revise your disclosure throughout the prospectus to clarify how you intend to achieve your expansion goals.

Response to Comment 13:

The Company advises the Staff that it does not have any current plans to use the offering proceeds to fund its expansion efforts.  The Company has revised the disclosure as requested on page 75 of Amendment No. 1 to clarify that the Company believes that cash expected to be generated from operations and the availability of borrowings under the Company’s ABL Facility will be sufficient to meet, among other things, anticipated capital expenditures for at least the next 12 months.

Dividend Policy, page 51

14.                               Please disclose the amount of dividends to your common stockholders and option holders you have made during each period presented.  Please refer to Item 201(c) of Regulation S-K for guidance.

Response to Comment 14:

The Company has revised the disclosure as requested on page 51 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62
Results of Operations, page 67

15.                               We note that you attribute the increases in comparable store sales to increases in comparable customer transactions and comparable average ticket growth.  Please disclose the number of comparable customer transactions and the comparable average ticket amount for each period presented.  Please refer to Section 501.12.b. of the Financial Reporting Codification for guidance.

U.S. Securities and Exchange Commission

March 20, 2017

Response to Comment 15:

The Company advises the Staff that the methodology utilized in tracking comparable customer transactions and average ticket growth for internal use to manage the Company on a day-to-day basis is not in line with the Company’s revenue recognition policies.  The Company notes to the Staff that it tracks customer transactions and average ticket amount at the time of a customer’s purchase.  However, the Company’s sales are not recorded as revenue until the time the product is delivered to the customer.  Due to the size and weight of the Company’s products, some customers will pick up their product at a later date than the purchase date and, at times, on multiple occasions, which may cross reporting periods.  Given the differences in how and when sales are recorded for the purposes of calculating comparable store sales versus the Company’s methodology to track comparable customer transactions and comparable average ticket amount, the Company does not believe that providing the number of comparable customer transactions and the comparable average ticket amount would provide meaningful information for investors.  For example, if a customer were to make a significant purchase in a fiscal quarter and request delivery of the product on a date in the subsequent fiscal quarter, the Company’s comparable store sales between the two periods would reflect an increase with respect to such purchase; however, the number of customer transactions and average ticket amount would reflect a decrease between the two periods.  The Company believes that reviewing  comparable customer transactions and the average ticket amount with respect to each period would be less useful to an investor than evaluating the impact of these underlying drivers as part of the Company’s net sales as discussed in Management’s Discussion and Analysis on pages 68 and 70 of Amendment No. 1.

Given the uncertainties of the number of customer transactions and average ticket amount with respect to the Company’s comparable store sales, the Company believes that it is not appropriate to disclose such amounts for each period presented.  However, the Company advises the Staff that it will continue to provide qualitative commentary on directional changes in customer transactions and average ticket amounts.

16.                               Please expand your analysis of pre-opening expenses to disclose the number of new stores opened for each period and the number of stores in process of being opened as of the end of each period.

U.S. Securities and Exchange Commission

March 20, 2017

Response to Comment 16:

The Company has revised the disclosure as requested on pages 61, 69 and 72 of Amendment No. 1.

17.                               Please expand your disclosures for taxes for fiscal years 2015 and 2014 to provide a discussion and analysis of the favorable discrete items for fiscal year 2015.

Response to Comment 17:

The Company has revised the disclosure as requested on pages 72 and 73 of Amendment No. 1.

Liquidity and Capital Resources, page 78

18.                               Please disclose the amount available under the Wells Facility Revolving Line of Credit without violating any covenants.  Please refer to Item 303(a)(1) of Regulation S-K, Instruction 2 to Item 303(a) of Regulation S-K, and Section 501.13.c. of the Financial Reporting Codification for guidance.

Response to Comment 18:

The Company has revised the disclosure as requested on pages 74 and 75 of Amendment No. 1.

19.                               Please update your disclosures of planned total capital expenditures for fiscal year 2017.  Please also clarify whether you will own or lease the new Georgia distribution center, along with the anticipated costs to move the two current distribution centers in Georgia and Florida.

Response to Comment 19:

The Company has revised the disclosure as requested on pages 75 and 76 of Amendment No. 1.

20.                               We note that you attribute the increase in operating cash flows for the thirty-nine weeks ended September 29, 2016 to net income and improved working capital management.  Please provide a discussion and analysis of working capital management.  As part of your expanded disclosures, please include a discussion and analysis of the realizability of inventories considering inventories are your most significant current asset.  Please refer to Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to Item 303(a) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance.

U.S. Securities and Exchange Commission

March 20, 2017

Response to Comment 20:

The Company has revised the disclosure as requested on page 75 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 83
Inventory Valuation and Shrinkage, page 84

21.                               Please provide a discussion of the assumptions used for the average cost method.

Response to Comment 21:

The Company has revised the disclosure as requested on page 80 of Amendment No. 1 to clarify that the Company uses the weighted average cost method.

22.                               Please disclose the carrying value of Chinese-manufactured laminate flooring matter inventory as of the most recent balance sheet date.  Please also disclose the costs incurred related to lower of cost or market adjustments and/or obsolescence specifically for the Chinese-manufactured laminate flooring inventory matter for each period presented.

Response to Comment 22:

The Company advises the Staff that as of the end of each of fiscal 2016 and fiscal 2015, the carrying value of inventory relating to the Chinese-manufactured laminate flooring matter was $0. Additionally, the Company no longer carries any inventory relating to the Chinese-manufactured laminate flooring matter.  Accordingly, the Company respectfully submits that it does not believe specific disclosures of the costs incurred related to lower of cost or market adjustments and/or obsolescence specifically for such inventory for each period presented would provide meaningful information to investors to better understand the Company’s operating results or financial statements.

23.                               Please quantify the costs incurred for (a) inventory markdowns and obsolescence and (b) inventory shrinkage and damage for each period presented.

Response to Comment 23:

The Company respectfully submits that the impact of inventory markdowns and obsolescence and of inventory shrinkage and damage is reflected in the Company’s gross profit and gross margin for each period presented.

The Company notes to the Staff that the costs incurred for inventory markdowns and obsolescence and inventory shrinkage and damage for each period presented have not changed materially from period to period. The Company will continue to analyze the impact of inventory markdowns and obsolescence and of inventory shrinkage and damage and will provide specific disclosures if such amounts were to materially deviate from historical amounts.

U.S. Securities and Exchange Commission

March 20, 2017

Stock-Based Compensation, page 87

24.                               Please expand your disclosure to provide a discussion and analysis of the methodology used to estimate the fair value of the underlying common stock, a significant assumption included in the Black-Scholes option pricing model.  Please also disclose the estimated fair value of your common stock for equity grants made during the most recent fiscal year and subsequent interim periods.  For all equity awards granted during fiscal year 2016 and the subsequent interim period, please provide us with a list of the number of shares of common stock underlying the equity award by grant date and the corresponding estimated fair value of common stock.  Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of your common stock during this time period and will need sufficient time to evaluate.

Response to Comment 24:

The Company has revised the disclosure as requested on pages 82 and 83 of Amendment No. 1.

Additionally, the following table sets forth the stock options issued by the Company during fiscal 2016 and any subsequent interim period and the value of the shares of the corresponding underlying common stock used to estimate the fair value of such stock options:

Date of Grant	Number of Options Granted	Estimated Fair Value per Share of Common Stock
2/24/2016	598	$3,025
7/13/2016	854	$3,223
9/30/2016	4,842	$3,214

Index to Consolidated Financial Statements, page F-1

25.                               Please provide updated audited financial statements for fiscal year 2016 in accordance with Article 3-12 of Regulation S-X.

U.S. Securities and Exchange Commission

March 20, 2017

Response to Comment 25:

The Company has added audited financial statements for fiscal year 2016 as requested.

26.                               We note that you intend to effect a stock split of all classes of your common stock.  To the extent that you intend to do this prior to effectiveness of the Form S-1, please address the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) to retroactively effect this change in your equity structure in the balance sheets and ASC 260-10-55-12 — 55-14 for the presentation of earnings/(loss) per share.  Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports.  If only a “to-be-issued” report can be presented due to a pending future event, your auditors should include a signed and dated preface to their “to-be-issued” report stating the reason for the “to-be-issued” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness.  The signed, dated, and unrestricted auditors’ reports would need to be included in the filing prior to effectiveness.  Refer to Article 2-02 of Regulation S-X for guidance.

Response to Comment 26:

The Company advises the Staff that the Company’s board of directors has not yet determined the ratio for, or approved, the stock split. The Company expects that its board of directors will approve the stock split prior to effectiveness of the Registration Statement.  Upon approval of the stock split by the board of directors, the Company will revise its financial statements and its disclosures throughout the Registration Statement filing to give retroactive effect to the stock split. At that time, the Company’s auditors will include the appropriate reports in accordance with Article 2-02 of Regulation S-X.

Consolidated Statements of Income, page F-4

27.                               We note that you paid a cash dividend of $225 million on September 30, 2016.  Considering the proximity of the dividend to your planned offering, please include pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend in excess of the current year’s earnings.  Please include your calculation as a footnote.  Please refer to SAB Topic 1:B.3. for guidance.

U.S. Securities and Exchange Commission

March 20, 2017

Response to Comment 27:

The Company has added the requested disclosure as Note 10 to its Consolidated Financial Statements on pages F-32 and F-33 of Amendment No. 1.

1.  Summary of Significant Accounting Policies, page F-8
Receivables, page F-8

28.                               Please disclose the amount of inventory identified to return to a vendor and included as a receivable for each period presented.

Response to Comment 28:

The Company advises the Staff that the amount of inventory identified to return to a vendor and included as a receivable was immaterial for each of the years presented. The Company respectfully submits that it does not believe specific disclosures for each year presented is required. The Company will continue to analyze the impact of inventory identified to return to a vendor and included as a receivable and provide specific disclosures if the amounts become material.

Long-Lived Assets, page F-11

29.                               Please revise your disclosures to clarify that fair value is usually determined by the estimated discounted cash flow analysis of the asset rather than undiscounted cash flow analysis, if correct.

Response to Comment 29:

The Company has revised the disclosure as requested on page 82 of Amendment No. 1.

Stock-Based Compensation, page F-29

30.                               We note your disclosure on page 7 that the dividend payments to option holders on September 30, 2016, were made in accordance with the terms of the 2011 Plan.  However, your accounting policy does not include consideration of dividends in estimating the fair value of your stock-based compensation.  Further, a dividend assumption is not included on page F-29.  Please clarify whether the holder is required to repay dividend payments in the event the option does not vest.  If the option holder is not required to repay the dividend payment, please expand your disclosures to clarify your accounting for the dividend payment in the event the option remains unvested and your estimate of the associated compensation cost.  Please refer to ASC 718-10-55-45 for guidance.

U.S. Securities and Exchange Commission

March 20, 2017

Response to Comment 30:

The Company advises the Staff that the Company engages a third-party valuation specialist to value the Company’s common stock on a semi-annual basis or more frequently, if necessary, and considers the anti-dilution provisions of the Company’s stock options during such valuation. The fair value of the Company’s common stock is used in determining the strike price of all stock options grants awarded by the Company. As the Company does not intend to pay dividends in the near future, the Company does not utilize a dividend yield in the Black-Scholes option pricing model when estimating the fair value of its stock-based compensation.

Additionally, the Company notes to the Staff that the cash payments made to holders of options in accordance with the terms of the Company’s stock option plan in connection with the Company’s dividend are repayable to the Company if the underlying options do not vest.  The Company has added disclosure on page 75 of Amendment No. 1 to clarify that a portion of such option payments were for unvested options and that option holders are required to repay any amounts related to options that do not vest prior to such option holder’s termination of employment. In the event an option holder defaults on such repayment, the Company will record the amount as additional stock based compensation expense in that reporting period. The Company has revised the disclosure in accordance with ASC 718-10-55-45.

9.  Earnings Per Share, page F-31

31.                               Please tell us your consideration of the guidance in ASC 260-10-65-1 for your stock-based compensation when presenting earnings per share.

Response to Comment 31:

The Company has reviewed the guidance in ASC 260-10-65-1 (EITF 07-4, Application of the two class method under FASB No. 128 to a MLP) and does not believe that such guidance is applicable to the Company as neither the Company nor any of its subsidiaries are MLPs.

The Company additionally considered the guidance in ASU 260-10-45-59A to ASU 260-10-45-70 and determined that such guidance does not apply to the Company because (i) the Company does not have any securities, other than common stock that participate in dividends, and as a result do not have any participating securities and (ii) all classes of the Company’s common stock participate equally in the earnings of the Company. Accordingly, the two-class method would not apply to the Company.

10. Subsequent Events, page F-31

32.                               Please disclose the date through which subsequent events were evaluated.  Refer to ASC 855-10-50-1 for guidance.

U.S. Securities and Exchange Commission

March 20, 2017

Response to Comment 32:

The Company acknowledges the Staff’s comment and as requested, Note 1 on page F-8 has been revised to disclose the date through which subsequent events have been evaluated. The disclosure in the Registration Statement was prepared in accordance with ASC 855-10-50-1 under the assumption that the Company was an SEC filer.

6.  Commitments and Contingencies, page F-45
Litigation, page F-46

33.                               We note that the putative nationwide class action for the Chinese-manufactured laminate flooring products has been settled.  However, we note that the settlement excluded seven members of the settlement class and personal injury claims.  Please include a comprehensive discussion of the loss contingencies associated with the seven excluded members, the potential for personal injury cases, and the potential for additional lawsuits in accordance with ASC 450-20-50.  Please also provide us with a discussion of your consideration as to whether any of these loss contingencies rise to the level of a probable loss and the need to recognize an accrual.

Response to Comment 33:

The Company advises the Staff that the $14 million accrued with respect to the settlement includes amounts that are probable and estimable with respect to the excluded members of the settlement class.

The Company evaluates all loss contingencies in accordance with ASC 450-20-50.  Based on its procedures, which include the evaluation of the matter as well as discussions with external counsel, if necessary, the Company does not believe there is a reasonable possibility or probability of a loss with respect to any of the matters described above to be accrued for in the Company’s financial statements.

34.                               Please include a discussion of any government action that is probable and/or reasonably possible of materially impacting your consolidated financial statements related to the Chinese-manufactured laminate flooring products matter in accordance with ASC 450-20-50.

Response to Comment 34:

The Company advises the Staff that it has considered ASC 450-20-50 and does not believe any government action is probable and/or reasonably possible that will materially impact its consolidated financial statements related to the Chinese-manufactured laminate flooring products matter.

* * * *

U.S. Securities and Exchange Commission

March 20, 2017

Please do not hesitate to contact me at (310) 284-4544 with any questions or comments regarding this response letter or the Revised Registration Statement. Thank you for your assistance.

Sincerely,

/s/ Monica J. Shilling

Monica J. Shilling

cc:                                Trevor S. Lang, FDO Holdings, Inc.
David V. Christopherson, FDO Holdings, Inc.